                                                                    EXHIBIT 99.1


Audited Financial Statements

Odessa Regional Hospital, LP

Years ended September 30, 2001 and 2000 with Report of Independent Auditors

                          Odessa Regional Hospital, LP

                          Audited Financial Statements

                     Years ended September 30, 2001 and 2000



                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Balance Sheets.................................................................2
Statements of Earnings ........................................................3
Statements of Changes in Partners' Capital.....................................4
Statements of Cash Flows.......................................................5
Notes to Financial Statements..................................................6

                         Report of Independent Auditors


The Partners
Odessa Regional Hospital, LP

We have audited the accompanying balance sheets of Odessa Regional Hospital, LP (the "Partnership") (a Delaware limited partnership) as of September 30, 2001 and 2000, and the related statements of earnings, changes in Partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Odessa Regional Hospital, LP at September 30, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.


                                                               ERNST & YOUNG LLP


November 16, 2001

                          Odessa Regional Hospital, LP

                                 Balance Sheets


                                                                 SEPTEMBER 30,
                                                               2001          2000
                                                           --------------------------
ASSETS
Current assets:
   Accounts receivable, net of allowance for doubtful
      accounts of $1,717,311 and $812,874, respectively    $ 8,613,584    $ 6,033,535
   Due from affiliate                                        2,993,226             --
   Inventories                                               1,109,182      1,084,905
   Prepaid expenses and other current assets                   466,464        435,433
                                                           --------------------------
Total current assets                                        13,182,456      7,553,873

Property and equipment, net                                 15,429,703     12,102,626
Goodwill, net                                               28,826,767     29,699,203
Other assets                                                        --         19,600
                                                           --------------------------
Total assets                                               $57,438,926    $49,375,302
                                                           ==========================

LIABILITIES AND PARTNERS' CAPITAL
Current liabilities:
   Accounts payable                                        $ 2,409,875    $   346,196
   Salaries and benefits payable                               708,224        792,607
   Other accrued liabilities                                   218,356        181,816
                                                           --------------------------
Total current liabilities                                    3,336,455      1,320,619

Debt allocated from IASIS                                   33,473,087     31,387,041
Due to affiliate                                                    --      3,234,377
                                                           --------------------------

Total liabilities                                           36,809,542     35,942,037

Partners' capital                                           20,629,384     13,433,265

                                                           --------------------------
Total liabilities and Partners' capital                    $57,438,926    $49,375,302
                                                           ==========================

See accompanying notes.

                          Odessa Regional Hospital, LP

                             Statements of Earnings


                                               YEAR ENDED SEPTEMBER 30,
                                                 2001           2000
                                              --------------------------
Net revenue                                   $39,646,206    $35,690,927

Costs and Expenses:
   Salaries and benefits                       15,163,842     12,834,985
   Supplies                                     4,954,776      4,831,798
   Other operating expenses                     6,018,811      5,440,454
   Provision for bad debts                      3,856,443      3,514,222
   Interest, net                                4,136,487      3,910,860
   Depreciation and amortization                2,144,701      1,966,630
   Management fees                              1,137,829        906,822
                                              --------------------------
Total costs and expenses                       37,412,889     33,405,771
                                              --------------------------

Net earnings                                  $ 2,233,317    $ 2,285,156
                                              ==========================



See accompanying notes.

                          Odessa Regional Hospital, LP

                   Statements of Changes in Partners' Capital

                     Years ended September 30, 2001 and 2000



                                             MANAGING                      NONPHYSICIAN
                                             GENERAL       PHYSICIAN         LIMITED
                                             PARTNER        PARTNERS         PARTNERS           TOTAL
                                             -----------------------------------------------------------
Partners' capital at September 30, 1999      $       1     $        --     $         99     $        100
  Capital contributions from IASIS             111,481              --       11,036,528       11,148,009
  Net earnings                                  22,852              --        2,262,304        2,285,156
                                             -----------------------------------------------------------
Partner's Capital at September 30, 2000        134,334              --       13,298,931       13,433,265
  Capital contributions from partners net
     of offering costs of $186,461             369,255       2,005,649        3,017,557        5,392,461
  Capital distributions to partners             (4,296)        (48,162)        (377,201)        (429,659)
  Net earnings                                  22,333         173,457        2,037,527        2,233,317
                                             -----------------------------------------------------------
Partner's Capital at September 30, 2001      $ 521,626     $ 2,130,944     $ 17,976,814     $ 20,629,384
                                             ===========================================================





See accompanying notes.

                          Odessa Regional Hospital, LP

                            Statements of Cash Flows


                                                               YEAR ENDED SEPTEMBER 30,
                                                                 2001             2000
                                                              ----------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings                                                  $  2,233,317     $ 2,285,156
Adjustments to reconcile net earnings to net cash used in
    operating activities:
      Depreciation and amortization                              2,144,701       1,966,630
      Provision for bad debts                                    3,856,443       3,514,222
      Changes in operating assets and liabilities, net of
         effect of acquisition:
           Accounts receivable                                  (6,436,492)     (9,547,757)
           Inventories, prepaid expenses and other
               current assets                                      (55,308)       (335,481)
           Accounts payable, salaries and benefits payable
               and other accrued liabilities                     2,015,836         438,775
                                                              ----------------------------
Net cash provided by (used in) operating activities              3,758,497      (1,678,455)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment, net                        (4,599,342)     (1,588,170)
Decrease in other assets                                            19,600          32,148
                                                              ----------------------------
Net cash used in investing activities                           (4,579,742)     (1,556,022)

CASH FLOWS FROM FINANCING ACTIVITIES
Change in due to/from affiliate, net                            (1,205,593)      3,234,477
Physicians partner contributions                                 2,075,000              --
Distribution to physician partners                                 (48,162)             --
                                                              ----------------------------
Net cash provided by financing activities                          821,245       3,234,477
                                                              ----------------------------

Change in cash                                                          --              --
Cash at beginning of year                                               --              --
                                                              ----------------------------
Cash at end of year                                           $         --     $        --
                                                              ============================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest                                        $  4,136,787     $ 3,910,860
                                                              ============================

NON-CASH TRANSACTIONS:
Distribution to general partner and non-physician
   limited partner                                            $    381,497     $        --
                                                              ============================
Capital contribution from general partner and
   non-physician limited partner                              $  3,503,922     $        --
                                                              ============================
Issuance of promissory note                                   $ 33,473,087     $        --
                                                              ============================
Repayment of promissory note                                  $(31,387,041)    $        --
                                                              ============================

See accompanying notes.

                          Odessa Regional Hospital, LP

                          Notes to Financial Statements

                               September 30, 2001


1. ORGANIZATION

Odessa Regional Hospital, LP, a Delaware limited partnership (the "Partnership") was formed on September 24, 1999 to own and operate Odessa Regional Hospital (the "Hospital") in Odessa, Texas. The Partnership's general partner is IASIS Healthcare Holdings, Inc. ("General Partner") and the limited partners consist of IASIS Healthcare Corporation ("IASIS") and other third party investors. The General Partner is an indirect wholly-owned subsidiary of IASIS. IASIS is a for-profit hospital management company that owns and operates 14 general, acute care hospitals in four states. IASIS also owns a Medicaid managed health plan in Arizona. Odessa Regional Hospital (the "Hospital") is a 121-bed acute care hospital that provides inpatient, outpatient and emergency care services to residents in the Odessa-Midland region of Texas.

Effective October 15, 1999, the Partnership acquired the Hospital as part of a larger transaction in which affiliates of IASIS acquired nine other hospitals and other related facilities and assets from Tenet Healthcare Corporation. The acquisition of the Hospital was accounted for using the purchase method of accounting. The operating results of the Hospital have been included in the accompanying Statement of Earnings from the October 15, 1999 date of acquisition.

                          Odessa Regional Hospital, LP

1. ORGANIZATION (CONTINUED)

The following table summarizes the allocation of the purchase price of the
Hospital:

Prepaid expenses and other current assets                            $    307,471
Inventories                                                               877,386
Property and equipment                                                 11,645,001
Goodwill                                                               30,535,288
Other assets                                                               51,748
                                                                     ------------
    Assets acquired                                                  $ 43,416,894
                                                                     ============

Accounts payable                                                     $   (385,073)
Salaries and benefits payable                                            (345,025)
Other accrued liabilities and expenses                                   (151,746)
                                                                     ------------
                                                                         (881,844)
Purchase price paid through debt allocated from IASIS                 (31,387,041)
                                                                     ------------
Liabilities assumed                                                   (32,268,885)
Purchase price contributed by IASIS to capital of the Partnership     (11,148,009)
                                                                     ------------
                                                                     $(43,416,894)
                                                                     ============

Accounts receivable were not acquired in conjunction with the acquisition of the Hospital.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUES/RECEIVABLES

The Partnership has entered into agreements with third-party payors, including government programs and managed care health plans, under which the Partnership is paid based upon established charges, the cost of providing services, predetermined rates per diagnosis, fixed per diem rates or discounts from established charges.

Net patient service revenue is reported at the estimated net realizable amounts from third-party payors and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and are adjusted, if necessary, in future periods as final settlements are determined.

                          Odessa Regional Hospital, LP

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUES/RECEIVABLES (CONTINUED)

The calculation of appropriate payments from the Medicare and Medicaid programs as well as terms governing agreements with other third-party payors are complex and subject to interpretation. As a result, there is at least a reasonable possibility that recorded estimates will change by a material amount in the near term. The Partnership believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegation of potential wrongdoing that would have a material effect on the Partnership's financial statements. Compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare and Medicaid programs.

The Partnership receives payment for services rendered from federal and state agencies (under Medicare and Medicaid programs), managed care health plans, commercial insurance companies, employers and patients. For the years ended September 30, 2001 and 2000, approximately 16% and 21%, respectively, of the Partnership's gross patient revenue related to patients participating in the Medicare program and 40% and 34%, respectively, of the Partnership's gross patient revenue related to patients participating in the Medicaid programs. The Partnership recognizes that revenues and receivables from government agencies are significant to the Partnership's operations, but does not believe that there are significant credit risks associated with these governmental agencies. The Partnership believes that the concentration of credit risk from other payors is limited by the number of patients and payors.

The Partnership provides care to patients who meet certain financial or economic criteria without charge or at amounts substantially less than its established rates. Because the Partnership does not pursue collection of amounts determined to qualify as charity care, they are not reported as net revenue. As a result of providing services to certain qualifying low-income and uninsured patients, the Partnership received approximately $2,528,000 and $2,716,000 in connection with the State of Texas Disproportionate Share Program for the years ended September 30, 2001 and 2000, respectively, which are reported in net revenue in the accompanying Statements of Earnings.

                          Odessa Regional Hospital, LP

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUES/RECEIVABLES (CONTINUED)

Net revenue is net of contractual adjustments and policy discounts of approximately $42,360,000 and $34,800,000 for the years ended September 30, 2001 and 2000, respectively.

INVENTORIES

Inventories, principally medical supplies and pharmaceuticals, are stated at the lower of average cost or market.

PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                        SEPTEMBER 30,
                                                     2001            2000
                                                 ----------------------------
       Land                                      $   525,000      $   525,000
       Buildings and improvements                  4,708,447        4,267,402
       Equipment                                   8,349,771        7,991,455
       Construction in progress                    4,221,350          449,314
                                                 ----------------------------
                                                  17,804,568       13,233,171
       Less accumulated depreciation              (2,374,865)      (1,130,545)
                                                 ----------------------------
       Property and equipment, net               $15,429,703      $12,102,626
                                                 ============================

Property and equipment are stated at cost. Depreciation expense is computed using the straight-line method and was approximately $1,244,000 and $1,131,000 for the years ended September 30, 2001 and 2000, respectively. Buildings and improvements are depreciated over estimated lives ranging generally from 7 to 40 years. Estimated useful lives of equipment vary generally from five to fifteen years.

                          Odessa Regional Hospital, LP

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GOODWILL

Goodwill represents cost in excess of the fair value of acquired tangible net assets of the Hospital and is amortized using the straight-line method over 35 years. The amounts reported are net of accumulated amortization of approximately $1,708,000 and $836,000 at September 30, 2001 and 2000, respectively.

When events, circumstances and operating results indicate that the carrying values of certain long-lived assets and the related identifiable intangible assets might be impaired, the Partnership assesses whether the carrying value of the assets will be recovered through undiscounted future cash flows expected to be generated from the use of the assets and their eventual disposition. The Partnership believes there are no indications of impairment at September 30, 2001.

DEBT ALLOCATED FROM IASIS

In conjunction with the acquisition of the Hospital, the Partnership entered into a promissory note (the "Note") with IASIS in the amount of $31,387,041. The Note bears interest at 13% per annum with interest only due and payable on October 1, 2000 and each subsequent year thereafter until October 1, 2004, at which time the entire outstanding principal balance, together with all accrued and unpaid interest, shall be immediately due and payable in full.

During 2001, the Partnership entered into a new promissory note (the "New Note") with IASIS in the amount of $33,473,087. The New Note replaces the Note and has terms similar to the Note.

DUE TO AFFILIATE

Due to affiliate balances represent the net excess of funds transferred to or paid on behalf of the Partnership over funds transferred to the centralized cash management account of IASIS. Generally, this balance is increased by automatic cash transfers from the account to reimburse the Partnership's bank accounts for operating expenses and to pay the

                          Odessa Regional Hospital, LP

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DUE TO AFFILIATE (CONTINUED)

Partnership's debt, completed construction project additions, fees and services provided by IASIS, including information systems services, and other operating expenses, such as payroll, interest and insurance. Generally, the balance is decreased through daily cash deposits by the Partnership to the centralized cash management account. Management fees represent an allocation of corporate office expenses and information systems expenses of IASIS. Corporate office expenses are allocated on the basis of net revenue, up to a maximum of 2%, and information systems expenses are generally allocated on the basis of adjusted patient days.

INCOME TAXES

No provision for income taxes has been reflected in the accompanying financial statements because the tax effect of the Partnership's activities accrues to the individual partners.

The Partnership's tax returns and the amounts of distributable Partnership income or loss are subject to examination by the federal and state taxing authorities. In the event of an examination of the Partnership's tax return, the tax liability of the partners could be changed if any adjustment to the Partnership taxable income or loss is ultimately sustained by the taxing authorities.

GENERAL AND PROFESSIONAL LIABILITY RISKS

IASIS, on behalf of the Partnership, maintains general and professional liability insurance as well as workers' compensation insurance in excess of self-insured retentions through a commercial insurance carrier in amounts that IASIS believes to be sufficient for the Partnership, although, potentially, some claims may exceed the scope of coverage in effect. The cost of general and professional liability and workers' compensation coverage including the full self-insured retention exposure is allocated by IASIS to the Partnership based upon adjusted patient days. IASIS maintains reserves for general and professional liability and workers' compensation. Accordingly, no reserve for liability risks is recorded on the accompanying Balance Sheets. The costs allocated for the years ended September 30, 2001 and 2000 were approximately $293,000 and $251,000, respectively, for general and professional liability. Workers' compensation expense allocated for the years ended September 30, 2001 and 2000 was $240,000 and $155,000, respectively. The Partnership is currently not a party to any such proceedings that, in the Partnership's opinion, would

                          Odessa Regional Hospital, LP

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GENERAL AND PROFESSIONAL LIABILITY RISKS (CONTINUED)

have a material adverse effect on the Partnership's business, financial condition or results of operations.

The Partnership participates in a self-insured program for health insurance administered by IASIS. IASIS allocates costs of the program based upon the number of program participants employed by the Partnership. The cost allocated to the Partnership represents claims paid and an estimate of claims incurred but not paid and totaled approximately $1,767,000 and $968,000 for the years ended September 30, 2001 and 2000, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

3. RETIREMENT PLAN

The Partnership participates in IASIS' defined contribution 401(k) plan (the "Retirement Plan") which covers, upon qualification, substantially all employees. Employees who elect to participate generally make contributions from 1% to 20% of their eligible compensation, and the Partnership matches, at its discretion, such contributions up to a maximum percentage. Generally, employees immediately vest 100% in their own contributions and vest in the employer portion of contributions in a period not to exceed five years. Partnership contributions to the Retirement Plan were approximately $184,000 and $158,000 for the years ended September 30, 2001 and 2000, respectively.

4. LEASES

Operating lease rental expense relating primarily to the rental of buildings and equipment for the year ended September 30, 2001 and 2000 was approximately $410,000 and $350,000, respectively.

                          Odessa Regional Hospital, LP

4. LEASES (CONTINUED)

Future minimum rental commitments under noncancelable operating leases with an initial term in excess of one year at September 30, 2001, are approximately as follows:

             Fiscal year 2002                                     $  266,000
                         2003                                        204,000
                         2004                                        116,000
                         2005                                         37,000
                         2006                                         15,000
                                                                  ----------
             Total minimum rental commitments                     $  638,000
                                                                  ==========

5. COMMITMENTS AND CONTINGENCIES

Final determination of amounts earned under the Medicare and Medicaid programs often occurs in subsequent years because of audits by the programs, rights of appeal and the application of numerous technical provisions. In the opinion of management, adequate provision has been made for adjustments that may result from such routine audits and appeals.

The Partnership is subject to claims and legal actions arising in the ordinary course of business. The Partnership is currently not a party to any such proceedings that, in the Partnership's opinion, would have a material adverse effect on the Partnership's business, financial condition or results of operations.

The Partnership's assets and equity interests are pledged as a full and unconditional guarantee of certain debt of IASIS, which totaled approximately $550 million at September 30, 2001. Subsequent to September 30, 2001, IASIS increased the debt to approximately $605 million to fund the purchase of hospital facilities previously leased by IASIS.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reported in the accompanying Balance Sheet for accounts receivable and accounts payable approximate fair value because of the short-term nature of these instruments.

                          Odessa Regional Hospital, LP

7. CONSTRUCTION IN PROGRESS

Additions to the Partnership are in progress at September 30, 2001, and are estimated to cost approximately $13.2 million at completion, of which approximately $4,220,000 has been recorded by the Partnership to property and equipment in the accompanying Balance Sheet, at September 30, 2001. The additions are scheduled to be completed in fiscal 2002.

8. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

The new rules on accounting for goodwill and other intangible assets are required to be adopted by the Partnership beginning in the first quarter of fiscal year 2003. However, early adoption is permitted. The Partnership currently expects to apply the new rules on accounting for goodwill and other intangible assets beginning in fiscal year 2002. Applications of the nonamortization provisions of the Statement is expected to result in an increase to pre-tax net earnings of approximately $872,000 per year. During fiscal year 2002, the Partnership currently expects to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets as of October 1, 2001 and has not yet determined what the effect of these tests will be on the earnings and financial position of the Partnership.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. SFAS 144 clarifies certain implementation issues related to SFAS 121 and provides a single framework for evaluating long-lived assets to be disposed of by sale. The Partnership does not expect SFAS 144 to have a material effect on its results of operations or financial position.